P&O Princess Cruises plc (the Company)
On 25 April 2002, the Company announced a recommended dividend of 3 US cents per ordinary share payable in cash in US dollars or sterling on 17 June 2002 to shareholders on the register at close of business on 17 May 2002. In the absence of instructions or elections to the contrary,
holders   of   ordinary   shares  on   the   register   will
automatically receive dividends in sterling. Holders of the Companys ADRs will receive a dividend of 12 US cents per ADR, payable in US dollars.
Dividends payable in sterling will be converted from US dollars at the exchange rate quoted by the Bank of England in London at 11.00 am on 30 May 2002 (GBP1 = US$1.4652).
Accordingly, the amount payable in sterling on 17 June 2002 will be approximately 2.04750 pence per share.



P&O Princess
P&O Princess Cruises plc is a leading international cruise company with some of the strongest cruising brand names:
Princess Cruises in North America; P&O Cruises, Swan Hellenic and Ocean Village in the UK; AIDA and AROSA in
Germany; and P&O Cruises in Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other Exotic destinations. The current complement of 18 ships offering 29,460 berths is set to grow in the next three years with seven new ocean cruise ships and three river cruise vessels on order.

P&O Princess Cruises has approximately 19,500 employees worldwide and carried over one million passengers in 2001,
generating   a   revenue  of  approximately   $2.5   billion
(approximately GBP1.7 billion). Headquartered in London, P&O Princess Cruises ordinary shares are quoted on the London Stock Exchange and as ADRs on the New York Stock Exchange (under the symbol POC).